    THE INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.

                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-53197

                   SUBJECT TO COMPLETION, DATED JULY 10, 1998
             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 5, 1998

                                 $ 300,000,000

                         American Greetings Corporation

                           % Notes due               , 2028
                             ----------------------

     Interest on the Notes is payable on           and           of each year,
commencing           , 1998. The Notes will not be redeemable at the option of
the Company prior to maturity and do not provide for any sinking fund. The registered holder of each Note may elect to have that Note, or any portion of
the principal amount thereof that is a multiple of $1,000, repaid on           ,
2008 at 100% of the principal amount thereof, together with accrued interest to
          , 2008. Such election, which is irrevocable when made, must be made
within the period commencing on           , 2008 and ending at the close of
business on           , 2008. The Notes will be issued only in registered form
in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

     The Notes offered hereby will be represented by one or more Global Securities representing Book-Entry Securities and will be registered in the name of Cede & Co., the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in the Prospectus under "Description of Debt
Securities -- Global Securities", Notes in certificated form will not be issued in exchange for the Global Securities and owners of beneficial interests in a Global Security will not be considered the Holders thereof. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's settlement system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company to the Holders in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment".
                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                      INITIAL PUBLIC     UNDERWRITING    PROCEEDS TO
                                    OFFERING PRICE(1)    DISCOUNT(2)    COMPANY(1)(3)
                                    ------------------   ------------   --------------
Per Note..........................             %                 %               %
Total.............................        $                 $               $

---------------

(1) Plus accrued interest, if any, from           , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting other expenses payable by the Company, estimated at
    $250,000.
                             ----------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The
Depository Trust Company on or about July   , 1998 against payment therefor in
immediately available funds.

GOLDMAN, SACHS & CO.
                               MCDONALD & COMPANY
                                  SECURITIES, INC.
                                                       MERRILL LYNCH & CO.

NATCITY INVESTMENTS, INC.                                       CIBC OPPENHEIMER

FRIEDMAN, BILLINGS, RAMSEY & CO. INC.                  KEY CAPITAL MARKETS, INC.
                             ----------------------

            The date of this Prospectus Supplement is July   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus Supplement that are neither reported financial results nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties are discussed in the Company's Annual Report on Form 10-K (the "Annual Report") and the Company's Quarterly Report on Form 10-Q.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities described in the Prospectus. Neither the Prospectus Supplement nor the Prospectus contains all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information filed by the Company also are available for inspection and copying at the Commission's Regional Offices located at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at Seven World Trade Center, 13th Floor, New York, New York 10048-1102. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such material and other information about the Company are available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                                  THE COMPANY

     American Greetings Corporation and its subsidiaries (the "Company") operate predominantly in a single industry: the design, manufacture and sale of everyday and seasonal greeting cards and other social expression products. Greeting cards, gift wrap, paper party goods, candles, balloons, stationery and giftware are manufactured and/or sold in the United States by the Company, Plus Mark, Inc., Carlton Cards Retail, Inc., and Quality Greeting Card Distributing Company; in Canada by Carlton Cards Limited; in the United Kingdom by Carlton Cards Limited, Camden Graphics, Hanson White Ltd. and Carlton Cards Ltd. (Ireland); in France by Carlton Cards (France) SNC; in Mexico by Carlton Mexico, S.A. de C.V. ; in Australia by John Sands (Australia) Ltd.; in New Zealand by John Sands (N.Z.) Ltd.; and in South Africa by S.A. Greetings Corporation (PTY) Ltd. (80% owned). Personalized greeting cards are sold through CreataCard machines by CreataCard, Inc. in the

United States, by CreataCard Canada, Inc. in Canada and by CreataCard (UK) Ltd. in the United Kingdom. CreataCard Interactive, Inc. markets e-mail greetings, personalized greeting cards and other social expression products through the Corporation's website www.americangreetings.com, co-branded websites and on-line services. CreataCard Interactive, Inc. also provides design and verse content which is included in various CD-ROM software products for use on personal computers. Magnivision, Inc. produces and sells non-prescription reading glasses and eyeware accessories, and Learning Horizons distributes supplemental educational products. Design licensing and character licensing are done by AGC, Inc. and Those Characters From Cleveland, Inc., respectively. AG Industries, Inc. manufactures custom display fixtures for the Company's products and products of others. (Although other subsidiaries of the Company exist, they are either inactive, of minor importance or of a holding company nature.)

     Many of the Company's products are manufactured at common production facilities and marketed by a common sales force. Marketing and manufacturing functions in the United States and Canada are combined; dual priced cards are produced and distributed in both countries.

     The Company's products are primarily sold in about 100,000 retail outlets worldwide. In addition, the Company licenses its designs to various foreign licensees, so that in total, the Company's products and designs are available in more than 84 nations around the world. The greeting card and gift wrap industry is intensely competitive. Competitive factors include quality, design, customer service and terms, which may include payments and other concessions to retail customers under long-term agreements. These agreements are discussed in greater detail below. There are an estimated 500 companies in this industry. The Company's principal competitors, however, are Hallmark Cards, Incorporated and Gibson Greetings, Inc. Based upon its general familiarity with the greeting card and gift wrap industry and limited information as to its competitors, the Company believes that it is the second largest company in the industry and the largest publicly owned company in the industry.

     The greeting card and gift wrap industry is generally mature. Total unit sales of greeting cards increased 1% in 1998 after increasing 2% in 1997.

     Production of the Company's products is generally on a level basis throughout the year. Everyday inventories remain relatively constant throughout the year, while seasonal inventories peak in advance of each major holiday season, including Christmas, Valentine's Day, Easter, Mother's Day, Father's Day and Graduation. Also characteristic of the business, accounts receivable for seasonal merchandise are carried for relatively long periods, as product is normally shipped three to five months prior to a holiday. Payments for seasonal shipments are generally received during the month in which the major holiday occurs, or shortly thereafter. Extended payment terms may also be offered in response to competitive situations with individual customers. The Company and many of its competitors sell seasonal greeting cards with the right of return.

     During the fiscal year, the Company experienced no difficulty in obtaining raw materials from suppliers.

     At February 28, 1998, the Company employed approximately 15,000 full-time employees and approximately 20,600 part-time employees which, when jointly considered, equate to approximately 20,400 full-time employees. Approximately 3,400 of the Company's hourly plant employees are unionized, of which approximately 2,500 are covered by collective bargaining agreements.

     The Company's plants in Bardstown and Corbin, Kentucky, Greeneville, Tennessee, Toronto Canada, Cleveland, Ohio, the United Kingdom, Mexico, Australia, New Zealand, and South Africa are covered by union agreements. The Company's headquarters and other manufacturing locations are not unionized.

     While labor relations at each location have generally been satisfactory, unionized employees at the Company's Bardstown, Kentucky plant initiated a ten-day work stoppage that ended April 30, 1998 under an amended five-year contract. There was no impact on sales attributable to the work stoppage.

     The Company has a number of patents and registered trademarks which are used in connection with its products. The Company's designs and verses are protected by copyright. Although the licensing of copyrighted designs and trademarks produces additional revenue, in the opinion of the Company, the Company's operations are not dependent upon any individual patent, trademark, copyright or intellectual property license. The collective value of the Company's copyrights and trademarks is substantial and the Company follows an aggressive policy of protecting its patents, copyrights and trademarks.

     In fiscal 1998, the Company's major channel of distribution continues to be mass retail (which is comprised of mass merchandisers, chain drug stores and supermarkets), where it is the social expression industry leader. Other major channels of distribution include card and gift shops, combo stores (stores combining food, general merchandise and drug items), military post exchanges, variety stores, and department stores.

     Sales to the Company's five largest customers, which include mass merchandisers and major drug stores, accounted for approximately 32.6% of net sales in fiscal 1998. Sales to retail customers are made through 22 sales offices in the United States, Canada, United Kingdom, Australia, New Zealand, France, Mexico and South Africa.

     The Company has agreements with various customers for the supply of greeting cards and related products. Contracts are separately negotiated to meet competitive situations; therefore, while some aspects of the agreements may be the same or similar, important contractual terms often vary from contract to contract. No one contract is material to the Company's financial position. Under the agreements, customers typically receive allowances, discounts and/or advances in consideration for the Company being allowed to supply customers' stores for a stated term and/or specify a minimum sales volume commitment.

     Some of these competitive agreements have been negotiated with customers covering a period following that covered by current agreements and requiring the Company to make advances prior to the start of such future period. The Company views the use of such agreements as advantageous in developing and maintaining business with retail customers. Although risk is inherent in the granting of advances, payments and credits, the Company subjects such customers to its normal credit review. Losses attributable to these agreements have historically not been material. Advances, payments and credits made under these agreements are accounted for as deferred costs. The Company believes that these agreements represent a common practice within the industry. Since Hallmark Cards, one of the Company's two principal competitors, is a non-public company, public disclosure of its practices has been limited. Gibson Greetings, the Company's other principal competitor and a public company, has made comparable disclosures with respect to such agreements.

     The operations of the Company, like those of other companies in the industry, are subject to various federal, state and local environmental laws and regulation. These laws and regulations may give rise to claims, uncertainties or possible loss contingencies for future environmental remediation liabilities and costs. The Company believes it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and ensure continued compliance. The costs associated with these compliance and remediation efforts have not and are not expected to have a material adverse effect on the financial condition, cash flows, or operating results of the Company.

     The Company was incorporated under the laws of the State of Ohio in 1944. The principal executive offices of the Company are located at One American Road, Cleveland, Ohio 44114; its telephone number is (216) 252-7300.

                                USE OF PROCEEDS

     The Company intends to apply the net proceeds from the sale of the Notes offered hereby to the payment at maturity of the Company's commercial paper and other short-term obligations and other general corporate purposes. The proceeds from such commercial paper and other short-term obligations were used for general corporate purposes. It is anticipated that the commercial paper to be paid at maturity with the proceeds of the Notes will bear interest at various maturities ending on July 31, 1998 at rates of approximately 5.5% to 5.7%. Prior to repayment of the other short-term obligations, the balance of such proceeds may be invested in short-term investments.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus to which the description reference is hereby made. The particular terms of the Notes offered by this Prospectus Supplement are described herein. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

     The      % Notes due             , 2028 (the "Notes") will be limited to
$300,000,000 aggregate principal amount and will mature on                . The
Notes will bear interest at the rate per annum shown on the cover of this
Prospectus Supplement from                or from the most recent Interest
Payment Date to which interest has been paid or provided for, payable
semi-annually on                and                of each year, commencing
            , 1998, to the person in whose name a Note (or any predecessor Note)
is registered at the close of business on the                or                ,
as the case may be, next preceding such Interest Payment Date.

OPTIONAL REPAYMENT OF THE NOTES

     The Notes may be repaid on           , 2008, at the option of the
registered holders of the Notes, at 100% of their principal amount, together
with accrued interest to                , 2008. In order for a holder to
exercise this option, the Company must receive at its office or agency in New
York, New York, during the period beginning on                , 2008, and ending
at                [a.m.][p.m.] (New York City time) on                , 2008,
(or if                , 2008, is not a Business Day, the next succeeding
Business Day), the Note with the form entitled "Option to Elect Repayment On
               , 2008, " on the reverse of the Note duly completed. Any such
notice received by the Company during the period beginning on                ,
2008 and ending at                [a.m.][p.m.] (New York City time) on
               , 2008 shall be irrevocable. See "Book-Entry System", below. The repayment option may be exercised by the holder of a Note for less than the entire principal amount of the Notes held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Note for repayment will be determined by the Company, whose determination will be final and binding.

     Failure by the Company to repay the Notes when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

     As long as the Notes are represented by a Global Security, the Depositary's nominee will be the registered holder of the Notes and therefore will be the only entity that can exercise a right to repayment. "See Book-Entry System", below.

BOOK-ENTRY SYSTEM

     Except as described in the Prospectus under "Description of Debt Securities--Global Securities", owners of beneficial interests in a Global Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form, and no Global Security will be exchangeable except for another Global Security of like denomination and terms to be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency' registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     So long as the Notes are represented by a Global Security, the Depositary's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes. Notice by participants or by owners of beneficial interests in a Global Security held through such participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Security must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or participant through which it holds an interest in a Note in order to ascertain the cut off time by which such instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of such notice to the Depositary.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company to the Holders in immediately available funds.

     The Notes will trade in the Depositary's settlement system until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company and consolidated subsidiaries (i) as of May 31, 1998 and (ii) as adjusted to give effect to the sale of the Notes offered hereby, and the application of the net proceeds therefrom to the payment at maturity of the Company's commercial paper and other short-term obligations. See "Use of Proceeds".

                                                              OUTSTANDING    AS ADJUSTED
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Total short-term debt.......................................  $  276,469     $   57,252
                                                              ==========     ==========
Long-term debt:
Notes offered hereby........................................         -0-        300,000
                                                              ----------     ----------
Long-term Debt..............................................     148,712        148,712
                                                              ----------     ----------
          Total long-term debt and other liabilities
            (exclusive of current portion)..................     148,712        448,712
                                                              ==========     ==========
Shareholders' Equity
Class A Common Shares, par value $1.00 per share; 93,800,000 shares authorized, 66,463,331 shares issued and
  outstanding...............................................      66,463         66,463
Class B Common Shares, par value $1.00 per share; 7,916,484
  shares authorized, 4,153,065 shares issued and
  outstanding(1)............................................       4,153          4,153
Capital in excess of par value..............................     295,228        295,228
Treasury Stock..............................................    (224,005)      (224,005)
Accumulated other comprehensive income......................     (20,269)       (20,269)
Retailed earnings...........................................   1,224,126      1,224,126
                                                              ----------     ----------
     Total Shareholder's equity.............................   1,345,696      1,345,696
                                                              ----------     ----------
          Total Capitalization..............................  $1,770,877     $1,851,660
                                                              ==========     ==========

---------------

(1) The outstanding Class B Common Shares are convertible into Class A Common Shares on a one-share-to-one share basis.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth certain selected consolidated financial data of the Company and the ratio of earnings to fixed charges for, and as of the end of, each of the five years ended February 28, 1998 and the three months ended May 31, 1998 and May 31, 1997. The selected consolidated financial data for the five years ended February 28, 1998 has been derived from the consolidated financial statements of the Company, which statements have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Consolidated Financial Statements of the Company and related notes and other financial information are incorporated herein. The data for the periods presented are not necessarily comparable because of acquisitions throughout these periods.

                                                                                           THREE MONTHS ENDED
                                        YEAR ENDED FEBRUARY 28 OR 29,                            MAY 31,
                        --------------------------------------------------------------   -----------------------
                                                         (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS      1994         1995         1996         1997         1998         1997         1998
---------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net sales.............  $1,769,964   $1,868,927   $2,003,038   $2,161,089   $2,198,765   $  475,059   $  487,908
Gross profit..........   1,097,944    1,192,842    1,241,032    1,355,965    1,408,077      313,585      328,189
Operating Income......     226,311      244,034      251,360      285,079      293,304       52,004       59,850
Non-recurring (gain)
  loss................          --           --       52,061           --      (22,125)          --           --
Interest expense......      16,897       16,871       24,290       30,749       22,992        5,808        6,573
Income taxes..........      78,530       78,371       59,874       87,235      102,353       15,937       19,446
Cumulative effect of
  accounting changes,
  net of taxes........      17,182           --           --           --           --           --           --
Net income............     113,702      148,792      115,135      167,095      190,084       30,259       33,831
FINANCIAL POSITION
Accounts Receivable...  $  322,675   $  324,329   $  353,671   $  375,324   $  373,594   $  351,112   $  357,659
Inventories...........     243,357      279,270      335,074      303,611   271,205...      340,747      296,008
Working capital.......     474,280      531,199      516,346      562,148      506,029      602,626      453,815
        Total Assets..   1,565,234    1,761,751    2,005,832    2,135,120    2,145,892    2,140,853    2,179,270
Debt due within one
  year................     132,036      123,407      119,174      133,171      199,640      170,538      276,469
Long-term debt........      54,207       74,480      231,073      219,639      148,800      215,838      148,712
Shareholders' equity..   1,053,442    1,159,541    1,235,022    1,361,655    1,345,217    1,384,615    1,345,696
Ratio of debt to debt
  plus shareholders'
  equity..............        15.0%        14.6%        22.1%        20.6%        20.6%        21.8%        24.0%
CASH FLOW DATA
Depreciation..........      59,575       68,438       75,319       64,566       65,926       16,684       16,752
Property, plant and
  equipment
  additions...........     102,859       97,290       91,590       92,895       67,898       13,376       10,009
Ratio of earnings to
  fixed charges(1)....       7.45x        8.18x        6.04x        7.16x        9.74x        6.48x        6.78x

---------------

(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings plus fixed charges. For purposes of determining this ratio, earnings have been calculated by adding income before income taxes and the cumulative effect of accounting changes to the undistributed income or loss of affiliates that are not wholly-owned and which are accounted for on an equity basis. Fixed charges consist of interest expense and the estimated interest component of rent expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     During fiscal 1998, the Company achieved significant financial success as it reported all-time record sales and earnings, as well as much improved cash flow. The focus on enhancing shareholder value resulted in improved performance in virtually all of the Company's businesses. During the year, the Company completed a number of strategic repositioning moves. On August 12, 1997, the Company divested the net assets of Acme Frame Products, Inc. ("Acme Frame"), a manufacturer and distributor of picture frames and Wilhold, Inc. ("Wilhold"), a manufacturer and distributer of hair accessories, which allowed a re-allocation of resources to initiatives with more potential for long-term, profitable growth. Successful initiatives to manage working capital and improve cash flow continued from 1997 and a share repurchase of 4.5 million shares of Class A common stock was announced and completed. The share repurchase was funded by the divestiture proceeds and internal cash flow.

     The Company continuously reviews its portfolio of businesses on an ongoing basis to ensure that growth opportunities are pursued and return on investments are aligned with its long-term goals. The acquisition of the John Sands Group (the "John Sands Group"), the largest greeting card business in Australia and New Zealand in 1996 and the 1998 divestiture are examples of this process. In March of 1998 the Company acquired London-based Camden Graphics Group ("Camden Graphics") and in May of 1998 the Company acquired London-based Hanson White, Ltd. ("Hanson White"). The acquisition of Camden Graphics and Hanson White increased the Company's market share and growth potential in the United Kingdom.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 1998 AND MAY 31, 1997

     Net sales of $487.9 million for the quarter ended May 31, 1998 were up 2.7% over the same period in the prior year. The increase was moderated by the divestiture of the net assets of Acme Frame and Wilhold during the second quarter last year. On a normalized basis, net sales would have increased nearly 6%, due primarily to strong sales of everyday cards and accessories. Unit sales of greeting cards increased 2% from the same period in the prior year.

     Material, labor and other production costs were 32.7% of net sales for the quarter ended May 31, 1998, down from 34.0% in the prior year. The improvement was primarily due to the divestiture of the two business units which had higher product costs.

     Selling, distribution and marketing expenses were 44.0% of net sales for the first fiscal quarter, up from 43.2% in the prior year. The increase was due to the cost of a national consumer advertising campaign which was launched during the quarter.

     Administrative and general expenses were $58.2 million for the quarter, up slightly from $56.2 million in the prior year, due primarily to the timing of expenses related to the Company's corporate owned life insurance program.

     Interest expense increased from the prior year by $0.8 million for the quarter. The increase was due primarily to higher borrowing levels to fund the acquisitions of Camden Graphics and Hanson White.

     Other expense (income) was $4.7 million of income for the quarter compared to $0.4 million of expense in the prior year. The improvement was due primarily to the gain on the sale of the Company's equity investment in Artistic Greetings, Inc., partially offset by higher costs related to the conversion of information systems to be Year 2000 compliant.

     The effective tax rate for the quarter was 36.5%, up from 34.5% in the prior year due to the reduced tax benefit from the corporate owned life insurance program.

RESULTS OF OPERATIONS FOR THE YEARS ENDED FEBRUARY 28 OR 29, 1998, 1997 AND 1996

  Revenues

     The net sales increase of 1.7% in 1998 over 1997, while adversely impacted by a number of factors, represented the Company's 92nd consecutive year of growth. The divestiture of Acme Frame and Wilhold in the second quarter of 1998, a de-emphasis on sales of lower margin seasonal gift accessories and weakening of certain foreign currencies against the United States dollar, all negatively impacted sales growth. Removing the impact of these factors would result in a normalized net sales increase of approximately 5.5%. Net sales increased 7.9% in 1997 and 7.2% in 1996.

     Net sales of everyday cards continued to be strong and increased 5.8% in 1998 after increasing 10.3% in 1997. The increase in everyday card sales in 1998 reflected the strength of the everyday card market in the United States and in almost all of the Company's foreign markets, particularly the United Kingdom. The 1997 increase also reflected the acquisition of substantially all of the assets of the John Sands Group. During 1998, the Company initiated efforts to improve sell- through of seasonal card sales which included both targeted promotions and reduced shipments. These efforts, which should benefit 1999, resulted in a decrease in seasonal card net sales of 1%. The seasonal card increase of 12.5% in 1997 reflected the improvement in the retail environment compared to 1996. Total unit sales of all greeting cards increased 1% in 1998 after increasing 2% in 1997. Demand for certain consumer products, particularly non-prescription reading glasses and custom display fixtures, rebounded in 1998 after slowing somewhat in 1997, as net sales of non-card products (excluding the divestiture) increased 4.6%, after an increase of only 1.5% in 1997.

     The chart below sets forth the contribution of each major product category as a percent of net sales for the past three years (due to the divestiture, excludes picture frames and hair accessories from all years) is:

                                                              1998    1997    1996
                                                              ----    ----    ----
Everyday Greeting Cards.....................................   47%     46%     45%
Seasonal Greeting Cards.....................................   22%     23%     22%
Gift Wrapping and Party Goods...............................   17%     18%     19%
All Other Products..........................................   14%     13%     14%

     The All Other Products classification includes giftware, ornaments, non-prescription reading glasses, educational products, candles, stationery, calendars, balloons, stickers and custom display fixtures.

  Expenses and Profit Margins

     The Company's continued focus on profitability resulted in a pre-tax margin of 12.3% in 1998, compared to 11.8% in 1997 and 11.3% in 1996, excluding non-recurring items. Continued manufacturing efficiencies and an improved product mix resulted in material, labor and other production costs which were 36.0% of net sales, down from 37.3% in 1997 and 38.0% in 1996. The improved product mix included both the strength of high margin everyday card sales as well as the divestiture of the low margin picture frame and hair accessory businesses which provided 70 basis points of this improvement. In 1997, strong high margin card sales, along with a $11.7 million decrease in product cost variances related to the conversion of the Canadian manufacturing operations to United States manufacturing processes contributed to the margin improvement. The cost of providing greeting card cabinets and point of purchase displays in the United States has been well managed, remaining flat in 1998 after decreasing $11.1 million in 1997 from 1996.

     Selling, distribution and marketing expenses were 39.9% of net sales, up from 38.9% in 1997 and 38.4% in 1996. However, these expenses increased only 4.4% after increasing 9.1% in 1997, as competitive costs moderated somewhat. As in prior years, competitive costs increased due to higher amortization of deferred costs and other expenses related to the Company's agreements with certain retail customers. Deferred costs and the Company's method of accounting for them are described in note F to the Consolidated Financial Statements. The growth of selling, distribution, and marketing expenses other than competitive costs continued to slow, and increased just 1.7% in 1998 after increasing 3.1% in 1997 and 2.1% in 1996.

     Administrative and general expenses were $251.3 million, or 11.4% of net sales compared to $242.2 million or 11.2% of net sales in 1997. The increase from prior year is due primarily to costs related to the conversion of information systems to be year 2000 compliant. See " -- Year 2000".

     Excluding the Year 2000 costs, administrative and general expenses increased only 1% in 1998 after increasing 6% in 1997. The increase in 1997 was due to the $6.1 million higher expense of the United States profit sharing plan and additional administrative and general expense from the operations of the John Sands Group.

     Interest expense decreased $7.8 million in 1998 after increasing $6.5 million in 1997. In 1998 strong cash flow provided by operating and investing activities resulted in lower borrowing requirements. The increase in 1997 was due primarily to the long-term debt incurred to purchase the assets of the John Sands Group.

     The 1998 effective tax rate was 35.0% compared to 34.3% in 1997 and 34.2% in 1996. While the rate for all three years reflected tax benefits of the corporate-owned life insurance, the benefits in 1998 and 1997 were reduced due to the phase out of the Federal income tax deduction for interest on loans associated with these policies. See note J to the Consolidated Financial Statements for details of the differences between the Federal statutory rate and the effective tax rate.

  Non-recurring Items

     On August 12, 1997, the Company divested the net assets of Acme Frame and Wilhold. As a result of the transaction, the Company recorded a non-recurring gain of $22.1 million ($13.2 million net of tax, or earnings per share of $.18).

     In the third quarter of 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     In November 1995, the Company determined that the trends in the CreataCard business indicated that the undiscounted future cash flows from that business would be less than the carrying value of the long-lived assets related to that business. As a result, the Company recognized a pre-tax, non-cash loss of $52.1 million for the asset impairment. After the effect of income taxes, the loss was $35.1 million or earnings per share of $.47. See note B to the Consolidated Financial Statements for further discussion of the impairment loss.

  Net Income and Earnings per Share

     Net income in 1998 increased to $190.1 million or earnings per share of $2.58 compared to net income of $167.1 million or earnings per share of $2.23 in 1997 and net income of $115.1 million or earnings per share of $1.54 in 1996. However, net income in 1998 and 1996 included the impact of non-recurring gains and losses. In 1998, a gain was recognized upon the divestiture of the net assets of Acme Frame and Wilhold and without this non-recurring gain, net income would have been $176.9 million or earnings per share of $2.40. In 1996, an asset impairment loss was recognized upon the adoption of SFAS No. 121 and without this non-recurring charge, net income would have been $150.2 million or earnings per share of $2.01.

  Year 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the application year. Any of the Company's computer programs that have date-sensitive software may be unable to interpret appropriately the Calendar Year 2000 and thus could cause the disruption of normal business activities. The Company uses software in various aspects of its business, including manufacturing, distribution, product development, and many administrative functions, and much of this software will need to be modified or replaced. The Company is addressing the Year 2000 issue with an enterprise-wide initiative, led by the Company's Senior Vice President of Information Services.

     The Company believes that with timely modifications to its existing software and conversion to new software, by both the Company and its significant customers, the Year 2000 issue will not have a material impact on the Company's operations. Specific factors which might cause a material adverse effect include the availability and cost of trained personnel and the ability to recruit and retain them, as well as the ability to locate all computer codes requiring correction. Based upon information available at this time, the Company believes that the cost of modifications, replacements and related testing will not have a material impact on the Company's liquidity or results of operations. Year 2000 costs, which are estimated to be $30 million for both modification to existing software and software upgrades, are being funded through operations.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MAY 31, 1998 AND MAY 31, 1997

     Operations provided $6.7 million for the first three months of fiscal 1999, an improvement of $4.0 million from the same period last year. This improvement was due primarily to the increase in net income and reduced growth of inventories offset somewhat by the timing of income tax payments.

     Accounts receivable, which provided $25.1 million for the three months ended May 31, 1997, compared to providing $23.1 million during the same period in the prior year, were 16.2% of the prior twelve months' sales at May 31, 1998, compared to 16.0% at May 31, 1997.

     Inventories, which continue to benefit from aggressive management focus, used $22.7 million for the first three months of fiscal 1999, lower than the use of $36.4 million during the same period in the prior year. Inventories as a percent of the prior twelve months' material, labor, and other production costs were 37.5% and 42.0% at May 31, 1998, and May 31, 1997, respectively.

     Investing activities used $48.4 million in cash for the first quarter, including $53.0 million for the acquisitions in the United Kingdom. Excluding the acquisitions, investing activities provided $4.6 million for the quarter, an improvement of $15.6 million from the prior year, reflecting the sale of the Artistic Greetings stock and a lower level of capital spending.

     During the quarter, 545,000 shares of the Company's common stock were repurchased at an average price of $47.65 per share or $26.0 million. The Board of Directors of the Company has authorized the repurchase of up to four million shares of Class A Common Stock, of which the 545,000 shares are a part. Debt as a percentage of debt plus equity was 24.0% at May 31, 1998 compared to 21.8% at May 31, 1997. On a per share basis, shareholders' equity increased from $18.40 per share at May 31, 1997 to $18.92 at May 31, 1998.

     There were no material changes in the financial condition, liquidity or capital resources of the Company from February 28, 1998, the end of its preceding fiscal year, to May 31, 1998, the end of its last fiscal quarter, nor from May 31, 1997,the end of the corresponding fiscal quarter last year, to May 31, 1998, except the changes discussed above and aside from normal seasonal fluctuations.

LIQUIDITY AND CAPITAL RESOURCES FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997

     The Company's continuing initiatives to manage working capital resulted in significant improvements in cash flow during the past two years. Cash flow from operations increased $41.3 million in 1998 after increasing $121.1 million in 1997.

     Ongoing controls over inventory in 1998, following a sizable reduction of inventories in 1997, as well as slower growth in accounts receivable in both years contributed to the increase in cash flow. The improvement in 1998 also included lower cash payments related to net deferred costs. The significant improvement achieved in 1997 was also due to higher earnings.

     Trade accounts receivable used $20.6 million of cash in 1998 compared to $25.4 million in 1997. The receivable performance in both years reflect strong fourth quarter sales of everyday cards and accessories. As a percent of net sales, accounts receivable were 17.0% in 1998, 17.4% in 1997 and 17.7% in 1996.

     Inventories as a percent of material, labor and other production costs, continued to decrease and were 34.3% in 1998, compared to 37.7% in 1997 and 44% in 1996. The improvements in 1998 and 1997 reflect the Company's focused efforts to reduce inventory levels and were driven by the greeting card divisions, where inventories declined $16.3 million in 1998 after decreasing $16.0 million in 1997 from 1996 levels.

     Payments under agreements with certain retailers (net of related amortization) decreased $79.0 million in 1998, after increasing $10.0 million in 1997. The payments which were made in connection with both new and existing agreements reflect the fluctuations resulting from various contract payment and renewal dates. However, the deferred costs which result from the payments are less volatile as they are amortized over the effective period of the agreement. Total commitments under the agreements are capitalized as deferred costs when the agreements are consummated, and any future payment commitments are recorded as liabilities at that time. Future payment commitments under existing agreements at the end of 1998 were $132.8 million with $51.7 million due within the next year. See Note F to the Consolidated Financial Statements for further discussion of deferred costs related to certain customer agreements.

     Investing activities include $82.0 million proceeds from the divestiture of the net assets of Acme Frame and Wilhold on August 12, 1997. In 1996, the Company acquired substantially all of the assets from John Sands Groups for $85.1 million in cash.

     Capital expenditures decreased $25 million in 1998 from $92.9 million in 1997 which reflected expenditures for the automation of distribution systems, which began in 1996 and continued during 1997. Capital expenditures for 1999 are expected to be approximately $70 million.

     Investing activities other than capital expenditures and divestitures and acquisitions used $10.0 million less cash in 1998 after decreasing $9.0 million in 1997 from 1996. The Company's investment in corporate-owned life insurance required less cash in 1998 due to reduced premium payments while the increase in 1997 resulted from a decrease in policy loans.

     In June 1997, the Company's Board of Directors authorized the repurchase of up to 4.5 million shares of Class A common stock. The entire 4.5 million shares were repurchased during 1998 at an average price of $37.49 per share or $168.7 million. On March 26, 1998, the Company announced that its Board of Directors authorized an additional repurchase of up to 4 million shares of Class A common stock.

     Financing activities, excluding this share repurchase program, used $25.9 million of cash, including $52.0 million in dividend payments, while in 1997, financing activities used $44.0 million of cash, including $50.2 million in dividend payments to shareholders. Dividend payments increased $1.8 million in 1998 and $4.0 million in 1997. In 1996, financing activities included a $154.4 million increase in long-term debt used in part to fund the purchase of assets from John Sands Group. The increase in 1996 long-term debt also reflected a shift in Canadian borrowings from short-term to long-term. Debt as a percent of total capitalization in 1998 remained at the 1997 level of 20.6% after decreasing from 22.1% in 1996.

     The Company's operating cash flow and existing credit facilities are expected to meet currently anticipated funding requirements. The seasonal nature of the business results in peak working capital requirements which are financed primarily through short term borrowings. See Note G to the Consolidated Financial Statements for further discussion of the Company's credit facilities.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, Statement of Financial Accounting Standards (SFAS) No. 129, "Disclosure of information about Capital Structure", was issued. The Company was previously subject to the requirements of already-existing pronouncements in this area, and SFAS No. 129 contains no additional disclosure requirements applicable to the Company.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. SFAS No. 130 establishes a definition and standards for reporting comprehensive income; however, SFAS No. 130 will have no effect on net income or shareholders' equity. The Company will adopt SFAS No. 130 in the first quarter of 1999, as required. The Company anticipates that comprehensive income will not differ materially from net income. The Company anticipates disclosing comprehensive income within the Statement of Shareholders' Equity.

     Also in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 changes the standards for reporting financial results of segments and defines a segment as a component of an enterprise about which separate financial information is available and which is regularly evaluated by the "chief operating decision maker." SFAS No. 131 requires financial information about segments to be reported on the basis of measurements that is used internally for evaluating segment performance and allocating resources among the segments. The Company will adopt SFAS No. 131 for its fiscal 1999 year-end reporting and for quarterly reporting in subsequent years, as required. The Company has not yet determined the effect of this standard on its segment reporting.

     In February 1998, SFAS No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits", was issued. SFAS No. 132 supersedes the disclosure requirements in SFAS No. 87, SFAS No. 88 and SFAS No. 106. SFAS No. 132 addresses disclosure issues only and does not change measurement or recognition provisions specified in those statements. SFAS No. 132 eliminates certain existing disclosure requirements but at the same time adds new disclosures, with the overall objective to improve and standardize the disclosures about pensions and other post retirement benefits and to make the required information easier to prepare and more understandable. The Company will adopt SFAS No. 132 in 1999, as required.

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP restricts the capitalization of the costs of computer software developed or obtained for internal use to only external direct costs of materials and services, payroll costs for employees who are directly associated with the software development, and interest costs incurred during the development. All other costs of computer software development are to be expensed as incurred. Although the SOP is effective for fiscal years beginning after December 15, 1998, earlier application is encouraged. The Company has elected to apply this SOP effective in 1999. The Company is currently assessing the effect but does not anticipate a material impact on the results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     During fiscal 1998, the Company, while continuing its long-term record of sales growth and profitability, also focused on efforts to enhance shareholder value. These efforts included improved cash flow management, the share repurchase program and the divestiture of non-core businesses. While all of these efforts were successful, future revenue trends, profit margins and customer strength are difficult to predict.

     The Company has maintained a strong customer base in a wide variety of channels of distribution through its investment in deferred costs related to agreements with certain retailers and other competitive arrangements. The agreements have lessened the impact to the Company from loss of business due to the retailer consolidations which continued in 1998, particularly in the drug store channel. These agreements have been a strategic element of the Company's growth and the financial condition of the retail customers is continually evaluated and monitored to reduce risk.

     The Company has included in the Management's Discussion and Analysis certain information other than historical facts that may constitute "forward-looking" information. Actual results may differ materially from these projected in the "forward-looking" statements, including but not limited to the risks discussed above, as well as retail bankruptcies, a weak retail environment and competitive terms of sale offered to customers to expand or maintain business. Other risks, which are not all-inclusive, include costs associated with correcting the Year 2000 issues, as well as economic conditions in the various markets served by the Company's operations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
and in the related Pricing Agreement dated July             , 1998, the Company
has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the respective principal amounts of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
                        UNDERWRITER                                 OF NOTES
                        -----------                             ----------------
Goldman, Sachs & Co. .......................................        $
McDonald & Company Securities Inc...........................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
NatCity Investments, Inc....................................
CIBC Oppenheimer Corp.......................................
Friedman, Billings, Ramsey & Co. Inc........................
Key Capital Markets, Inc....................................
                                                                    --------
          Total.............................................
                                                                    ========

     Under the terms of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by Brouse & McDowell, Akron, Ohio, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely on the opinion of Brouse & McDowell as to all matters governed by Ohio law. Brouse & McDowell will rely on the opinion of Sullivan & Cromwell as to all matters governed by New York law.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for its fiscal year ended February 28, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  $600,000,000

                         AMERICAN GREETINGS CORPORATION

                                DEBT SECURITIES

                               ------------------

     American Greetings Corporation (the "Company") may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in one or more series at an aggregate initial offering price not to exceed $600,000,000 or its equivalent in any other currency or composite currency. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in a composite currency), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such series of Debt Securities.

     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. may also act as agents. See "Plan of Distribution". The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                  The date of this Prospectus is June 5, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information filed by the Company also are available for inspection and copying at the Commission's Regional Offices located at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at Seven World Trade Center, 13th Floor, New York, New York 10048-1102. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such material and other information about the Company are available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates the following documents in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1998; and (b) the Company's Form 8-A Registration Statement filed with the Commission on February 6, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference herein, other than exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Jon Groetzinger, Jr., Senior Vice President, General Counsel and Secretary, American Greetings Corporation, One American Road, Cleveland, Ohio 44144; telephone (216) 252-7300.

                                  THE COMPANY

     American Greetings Corporation (the "Company"), through its divisions and subsidiaries, is primarily engaged in the design, manufacture and sale of everyday and seasonal greeting cards and other social expression products (gift wrap, party goods, candles, balloons, stationery and related items). The Company's products are sold primarily through a global network of approximately 100,000 retail outlets worldwide. In addition, the Company licenses its designs to various foreign licensees, so that in total, the Company's products and designs are available in more than 84 nations around the world. Sales to the Company's five largest customers accounted for approximately 32.6% of net sales in its most recently completed fiscal year. Sales to retail customers are made through approximately 22 sales offices in the United States, Canada, United Kingdom, Australia, New Zealand, France, Mexico and South Africa. During fiscal year 1998, the Company's major channel of distribution continued to be mass retail (comprising mass merchandisers, chain drug stores and supermarkets), in which it is the social expression industry leader. Other channels of distribution include card and gift shops, combo stores (stores combining food, general merchandise and drug items), military post exchanges, variety stores and department stores.

     The greeting card and gift wrap industry is intensely competitive. Competitive factors include quality, design, customer service and terms, which may include payments and other concessions to retail customers under long-term agreements. The Company estimates there are 500 companies in the industry. The Company's principal competitors are Hallmark Cards, Incorporated and Gibson Greetings, Inc. Based upon its general familiarity with the greeting card and gift wrap industry and limited information as to its competitors, the Company believes that it is the second largest company in the industry and the largest publicly owned company in the industry.

     Production of the Company's products is generally on a level basis throughout the year. Everyday inventories remain relatively constant throughout the year, while seasonal inventories peak in advance of each major holiday season, including Christmas, Valentine's Day, Easter, Mother's Day, Father's Day and Graduation. Also characteristic of the business, accounts receivable for seasonal merchandise are carried for relatively long periods since products are normally shipped three to five months prior to a holiday. Payments for seasonal shipments are generally received during the month in which the major holiday occurs, or shortly thereafter. Extended payment terms may also be offered in response to competitive situations with individual customers. The Company and many of its competitors sell seasonal greeting cards with the right of return.

     The Company was incorporated under the laws of the State of Ohio in 1944. The principal executive offices of the Company are located at One American Road, Cleveland, Ohio 44114; its telephone number is (216) 252-7300.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general corporate funds and may be used to repay short-term debt, fund share repurchases, finance acquisitions and invest in subsidiaries. Prior to such application, all or a portion of the net proceeds may be invested in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown.

                                                               YEAR ENDED FEBRUARY 28 OR 29,
                                                              --------------------------------
                                                              1994   1995   1996   1997   1998
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  7.45   8.18   6.04   7.16   9.74

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings plus fixed charges. For purposes of determining this ratio, earnings have been calculated by adding income before income taxes and the cumulative effect of accounting changes to the undistributed income or loss of affiliates that are not wholly-owned and which are accounted for on an equity basis. Fixed charges consist of interest expense and the estimated interest component of rent expense.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and NBD Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

     The Indenture will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indenture, including those as to maturity, principal and interest, as the Company may determine. The Debt Securities will be unsecured obligations of the Company and, unless otherwise provided in the Prospectus Supplement, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: 1) the title of such Debt Securities;
2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; 3) the date or dates on which the principal of any of such Debt Securities will be payable; 4) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; 5) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable;
6) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; 7) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation;

8) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; 9) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; 10) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); 11) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made payable, the periods within which and the terms and conditions upon which such election is to be made and amount so payable (or the manner in which such amount is to be determined); 12) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; 13) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount of which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); 14) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the indenture described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Covenant Defeasance", or under both such captions; 15) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositories for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer--Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Security may be exchanged in whole or in part for Debt Securities registered; and any transfer of such Global Security in whole or in part may be registered, in the name of Persons other than the Depositary for such Global Security; or its nominee; 16) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any such Debt Securities due and payable; 17) any addition to or change in the covenants in the Indenture described under "Certain Restrictive Covenants" applicable to any of such Debt Securities; and 18) any other term of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Securities sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, certain special United States federal income tax or other considerations (if any) applicable to any Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable Prospectus Supplement.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration or transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

     Notwithstanding any provision of the Indenture or any Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining supervising or reviewing any records relating to such beneficial interests.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depositary to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Security upon the original issuance thereof may be required to be made in immediately available funds.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All monies paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Security thereafter may look only to the Company for payment thereof. (Section 1003)

CERTAIN RESTRICTIONS

  Limitations on Secured Debt

     The Company will not, and will not permit any Restricted Subsidiary to, incur or guarantee any debt secured by a Mortgage on any of the assets of the Company or any Restricted Subsidiary, without making effective provision for securing the Debt Securities (and, if the Company so elects, any indebtedness ranking equally with the Debt Securities) equally and ratably with or prior to such Secured Debt. These covenants will not apply to debt secured by (a) Mortgages on property existing at the time acquired or on property of any corporation existing at the time it becomes a Subsidiary, (b) purchase money Mortgages, (c) Mortgages on property in favor of the United States or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages, (d) Mortgages securing indebtedness owing to the Company or a Wholly-owned Restricted Subsidiary, (e) Mortgages in connection with an issuance of revenue bonds the interest on which is exempt from federal income tax pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, or
(f) extensions, renewals or replacements of any of the foregoing. Notwithstanding these covenants, the Company and its Restricted Subsidiaries may incur or guarantee any Secured Debt which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the sum of (i) the aggregate amount of Secured Debt then outstanding (not including Secured Debt permitted under the foregoing exceptions), (ii) the aggregate value of Sale and Leaseback Transactions (as defined) at such time (exclusive of any Sale and Leaseback Transactions described in (b), (c) and (d) under "Limitations on Sale and Leasebacks" below) and (iii) the aggregate principal amount of all unsecured Funded Debt of Restricted Subsidiaries (exclusive of any such unsecured Funded Debt owed to the Company or a Wholly-owned Restricted Subsidiary or any such unsecured Funded Debt existing at the time such Restricted Subsidiary first became a Restricted Subsidiary) then outstanding does not exceed 5% of Consolidated Net Tangible Assets. (Section 1008)

  Limitations on Sale and Leasebacks

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any arrangement with any lender or investor providing for the leasing to the Company or a Restricted Subsidiary of any real property (except for certain leases for a temporary period of not more than three years) which has been or is to be sold or transferred by the Company or such Restricted Subsidiary more than 120 days after the date of acquisition thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property (a "Sale and Leaseback Transaction"), except if (a) the Company or such Restricted Subsidiary could create Secured Debt pursuant to the provisions described under "Limitations on Secured Debt" above, without equally and ratably securing the Debt Securities of any series, in an amount equal to the value of such Sale and Leaseback Transaction, (b) an amount equal to the proceeds of sale or the fair value of the property so leased (whichever is higher) is applied to the retirement of Funded Debt of the Company (with provision for a credit in certain cases for Debt Securities otherwise acquired or retired), (c) such Sale and Leaseback Transaction is in connection with an issuance of revenue bonds, the interest on which is exempt from federal income tax pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, or (d) the

Company applies the net proceeds from the sale of the property so leased to the purchase of properties, facilities or equipment to be used for operating purposes. (Section 1009)

  Limitations on Unsecured Funded Debt of Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary to incur or guarantee any unsecured Funded Debt, except unsecured Funded Debt (a) owed to the Company or any Wholly-owned Restricted Subsidiary, (b) existing at the time such Restricted Subsidiary first became a Restricted Subsidiary, (c) which was unsecured Funded Debt of any corporation existing at the time of merger or consolidation with a Restricted Subsidiary, or (d) incurred for the purpose of renewing or refunding unsecured Funded Debt permitted under clauses (b) and (c). Notwithstanding the foregoing, a Restricted Subsidiary may incur or guarantee unsecured Funded Debt if the Company or such Restricted Subsidiary could create Secured Debt pursuant to the provisions described under "Limitations on Secured Debt" above in an amount equal to such unsecured Funded Debt, without equally and ratably securing the Debt Securities of any series. (Section 1010)

CERTAIN DEFINITIONS

     "Consolidated Net Tangible Assets" is defined as (a) the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom (i) all current liabilities (excluding any portion which is renewable or extendable at the option of the obligor to a time more than 12 months after the date of computation) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, less (b) the amount which would be so included on such consolidated balance sheet for Investments (less applicable reserves) in Unrestricted Subsidiaries.

     "Funded Debt" is defined as (i) all indebtedness which matures, or which is renewable or extendible at the option of the obligor to a time, more than 12 months after the time of computation and all guarantees thereof, and (ii) all Preferred Stock of any Subsidiary. Indebtedness will not include obligations under leases, or guarantees thereof, whether or not shown on a balance sheet as liability items. The Company or any Restricted Subsidiary will be deemed to have assumed Funded Debt secured by any Mortgage upon its property or assets whether or not it has actually done so.

     "Unrestricted Subsidiary" is defined to include foreign Subsidiaries or Subsidiaries in territories or possessions of the United States or leasing, real estate or financing Subsidiaries. All other Subsidiaries will be Restricted Subsidiaries. In addition, Unrestricted Subsidiaries may become Restricted Subsidiaries by designation of the Board of Directors; however, any such designation may be terminated thereafter by the Board of Directors if, but only if, immediately thereafter the Company could create additional Secured Debt pursuant to the provisions described above under "Certain Restrictions--Limitations on Secured Debt" without equally and ratably securing the Debt Securities. (Section 101)

MERGER AND CONSOLIDATION

     The Indenture will provide that the Company may consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, or may permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture the Company's obligations under the Indenture, (ii) immediately after giving effect to such transaction, no default shall have occurred and be continuing and (iii) if, as a result of such transaction, properties or assets of the Company would become subject to a Mortgage that would be prohibited pursuant to the provisions described under "Certain Restrictions--Limitations on Secured Debt" above, the Company or its successor will secure the Debt Securities equally and ratably with (or prior to) all Indebtedness secured thereby. Upon compliance with these provisions by a successor to the Company, the Company, (except in the case of a lease) is relieved of its obligations under the Indenture and the Debt Securities of any series. (Sections 801 and 802)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; (e) acceleration of the maturity of any indebtedness for money borrowed by the Company in excess of $20 million, if such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by the Trustee, or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series, as provided in the Indenture, and (f) certain events in bankruptcy, insolvency or reorganization. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(f) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, (b) reduce the principal amount of, or any premium or interest on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver. (Section 902)

     Holders of 66 2/3% in principal amount of the Outstanding Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indenture except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indenture will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt

Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series of the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

  Defeasance and Discharge

     The Indenture will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants

     The Indenture will provide that, unless such provision is made inapplicable to the Debt Securities of any series pursuant to Section 301 of the Indenture which will be indicated in the Prospectus Supplement applicable thereto, the Company may omit to comply with certain restrictive covenants, including those described under "Certain Restrictions" above and certain restrictions described under "Consolidation, Merger and Sale of Assets" above and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) and clause (e) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercises this option with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Trustee and its affiliates provide credit to the Company and its subsidiaries from time to time. The largest amount of indebtedness allowed, but not fully utilized, to the Company and its subsidiaries from the Trustee and its affiliates at any time during 1997 was $238,810,000. Additionally, affiliates of the Trustee provide other banking services to the Company and its subsidiaries, including cash management, letters of credit, foreign exchange, loans, and trade letters of credit. The Company anticipates that it and its subsidiaries will continue to conduct banking transactions with, and utilize other banking services of, the Trustee and affiliates of the Trustee in the normal course of their business.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and may also sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. or a group of underwriters represented by firms including one or more of Goldman, Sachs & Co. Goldman, Sachs & Co. may also act as agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sales of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Goldman, Sachs & Co. has acted as financial advisor to the Company and has performed services in connection with the underwriting and sale of securities on behalf of the Company for which it has received fees. The Company anticipates that Goldman, Sachs & Co. will provide similar services in the future.

                          VALIDITY OF DEBT SECURITIES

     Unless otherwise specified in a Prospectus Supplement, the validity of the Debt Securities will be passed upon for the Company by Brouse & McDowell, Akron, Ohio, and, if sold to or through underwriters, by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report on Form 10-K for its fiscal year ended February 28, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to its date.

            ---------------------

             TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Forward-Looking Statements...........  S-2
Available Information................  S-2
The Company..........................  S-2
Use of Proceeds......................  S-5
Description of Notes.................  S-5
Capitalization.......................  S-7
Selected Consolidated Financial
  Information........................  S-8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-9
Underwriting.........................  S-16
Validity of Notes....................  S-17
Experts..............................  S-17

            ---------------------

                 PROSPECTUS

Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Use of Proceeds.......................    3
Ratio of Earnings to Fixed Charges....    3
Description of Debt Securities........    4
Plan of Distribution..................   14
Validity of Debt Securities...........   14
Experts...............................   14

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                                  $300,000,000

                               AMERICAN GREETINGS
                                  CORPORATION
                           % NOTES DUE           , 2028

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              GOLDMAN, SACHS & CO.
                               MCDONALD & COMPANY
                                SECURITIES, INC.

                              MERRILL LYNCH & CO.

                           NATCITY INVESTMENTS, INC.
                                CIBC OPPENHEIMER
                     FRIEDMAN, BILLINGS, RAMSEY & CO. INC.
                           KEY CAPITAL MARKETS, INC.

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